Exhibit 99.4

AMENDMENT NO. 1

THIS AMENDMENT NO. 1 TO (1) THE CREDIT FACILITY AGREEMENT (this “Amendment”) is made as of the 29th day of June, 2007, among SEASPAN CORPORATION (the “Borrower”), a corporation organized and existing under the laws of the Republic of the Marshall Islands, DNB NOR BANK ASA, a corporation incorporated under the laws of the Kingdom of Norway, acting through its New York Branch (“DnB NOR”) and the certain banks and financial institutions listed on the signature pages hereto, and amends and is supplemental to the senior secured reducing revolving credit facility agreement, dated May 19, 2006 (the “Credit Facility Agreement”) made among (i) the Borrower, (ii) DnB NOR, as sole bookrunner, administrative agent and security agent, (iii) DnB NOR, Credit Suisse and Fortis Capital Corp., as mandated lead arrangers, (iv) Landesbank Hessen-Thüringen, as documentation agent and (v) the banks and financial institutions listed on Schedule 1 of the Credit Facility Agreement, as lenders (together with any bank or financial institution which becomes a Lender pursuant to Section 11 of the Credit Facility Agreement, the “Lenders”) and (2) the Assignments of Shipbuilding Contracts (as such term is defined in the Credit Facility Agreement).

W I T N E S S E T H   T H A T:

WHEREAS pursuant to the Credit Facility Agreement, the Lenders agreed to provide to the Borrower a senior secured reducing revolving credit facility in the amount of up to three hundred sixty five million United States dollars (US$365,000,000) (the “Facility”);

WHEREAS it is a condition precedent to the availability of certain Advances under the Credit Facility Agreement that the Borrower provide to DnB NOR as Administrative Agent the documents listed in Section 4 of the Credit Facility Agreement; and

WHEREAS pursuant to Section 18.7 of the Credit Facility Agreement and 17 of the Assignments of Shipbuilding Contracts, the parties hereto wish to amend, inter alia, Section 4 of the Credit Facility Agreement and Section 12 of the Assignment of Shipbuilding Contracts on the terms and conditions set out in this Amendment.

NOW, THEREFORE, in consideration of the premises and such other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties, it is hereby agreed as follows:

1. Definitions. All capitalized terms without separate definition herein, including in the preamble and recitals hereto, have the meaning ascribed to them in the Credit Facility Agreement.

2. Representations and Warranties. The Borrower hereby represents and warrants that, as of the date hereof, each and every representation and warranty made in the Credit Facility Agreement, except where stated to be made as of a different date, is true and correct, updated mutatis mutandis.

3. No Defaults. The Borrower hereby represents and warrants that, as of the date hereof, no Event of Default or event which, with the passage of time, giving of notice or both would become an Event of Default, has occurred.

4. Performance of Covenants. The Borrower hereby reaffirms that it has duly performed and observed each of the covenants and undertakings set forth in the Credit Facility Agreement, the Note and the other Security Documents, as each may be amended, on its part to be performed, except to the extent waived by the Administrative Agent, Majority Lenders or Lenders, as the

case may be, and the Borrower covenants and undertakes to continue to duly perform and observe such covenants and undertakings so long as the Credit Facility Agreement, as the same is hereby amended and as the same may further be amended, shall remain in effect.

5. Amendment to the Credit Facility Agreement. Subject to the terms and conditions of this Amendment, the Credit Agreement is hereby amended and supplemented as follows:

(a)	Section 1.1 is amended by inserting in alphabetical order in that Section the following:

““Assignment of Management Agreement” means the first priority assignment in respect of the Management Agreement, to be executed by the Borrower in favor of the Security Agent, substantially in the form set out in Exhibit L;”

(b)	Section 1.1 is further amended by inserting in the definition of “Assignments” the term “Assignment of Management Agreement,” prior to “Assignment of Earnings”;

(c)	Section 1.1 is further amended by deleting the definition of “Management Agreement” entirely and replacing it with:

““Management Agreement” means the management agreement dated May 18, 2007 between, among others, the Borrower and the Manager, as the same may be amended pursuant to this Agreement;”

(d)	Sections 4.2(b), 4.3, 4.4 and 4.6 are amended by deleting those sections entirely and replacing them with the corresponding numbered sections set out in Schedule A hereto; and

(e)	Section 5.7 is amended by deleting “[INTENTIONALLY OMITTED]” and replacing the same with “Mandatory Prepayment: Non-compliance with Certain Pre-Delivery Construction Advance Conditions Subsequent. If the Borrower fails to comply with any condition subsequent referred to in Section 4.6(a), the Borrower shall immediately repay the relevant Pre-Delivery Advances to which such non-compliance relates and if such repayment is made, it shall be deemed to cure such non-compliance with Section 4.6(a).”;

(f)	Section 9.4(a)(ii) is amended by inserting “except in accordance with the Management Agreement,” after “alternative manager,”;

(g)	The Schedules to the Credit Facility Agreement are amended by deleting Schedule 4 entirely and replacing it with a new Schedule 4 attached as Schedule D hereto;

(h)	The Exhibits to the Credit Facility Agreement are amended by deleting Exhibit F entirely and replacing it with a new Exhibit F attached as Schedule B hereto and by inserting as new Exhibit L, the Exhibit L attached as Schedule C hereto; and

(i)

Section 12 of Exhibit G to the Credit Facility Agreement is amended by inserting “including, but not limited to, after the occurrence and during the continuation of an Event of Default, to make a demand upon the relevant Refund Guarantor for payment under any Refund Guarantee in accordance with the relevant Refund

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Guarantee and Assignment Notice, and if such Refund Guarantor does not make payment in accordance with the terms of the relevant Refund Guarantee, to bring an action, suit or proceeding against a Refund Guarantor for payment under the Refund Guarantee” after the phrase “herein granted” in the first sentence of such Section 12.

6. Amendments to the Assignment of Shipbuilding Contracts. Section 12 of each of the Assignments of Shipbuilding Contract which have been executed and delivered to the Administrative Agent as of the date hereof, as the same may have been amended and supplemented, are amended or further amended, as the case may be, by inserting “including, but not limited to, after the occurrence and during the continuation of an Event of Default, to make a demand upon the relevant Refund Guarantor for payment under any Refund Guarantee in accordance with the relevant Refund Guarantee and Assignment Notice, and if such Refund Guarantor does not make payment in accordance with the terms of the relevant Refund Guarantee, to bring an action, suit or proceeding against a Refund Guarantor for payment under the Refund Guarantee” after the phrase “herein granted” in the first sentence of such Section 12.

7. Fees and Expenses. The Borrower shall pay promptly to the Administrative Agent all costs and expenses (including reasonable legal fees) of the Creditors in connection with the preparation and execution of this Amendment.

8. No Other Amendment. All other terms and conditions of the Credit Facility Agreement shall remain in full force and effect, and the Credit Facility Agreement shall hereafter be read and construed as if the terms of this Amendment were included therein by way of addition, deletion, modification or substitution, as the case may be.

9. Other Documents. By the execution and delivery of this Amendment, each of the parties hereby consents and agrees that all references in the Credit Facility Agreement, the Note and the Security Documents to the Credit Facility Agreement shall be deemed to refer to the Credit Facility Agreement as amended and supplemented by this Amendment. By the execution and delivery of this Amendment, the Borrower hereby consents and agrees that the Security Documents and any other documents that have been or may be executed as security for the Facility and any of its obligations under the Credit Facility Agreement, the Note or any Security Document shall remain in full force and effect notwithstanding the amendments contemplated hereby.

10. Conditions Precedent. The effectiveness of this Amendment shall be expressly subject to the following conditions precedent:

(a)	Corporate Documents. The Administrative Agent shall have received such evidence as it may reasonably require as to the authority of the directors, officers or attorneys-in-fact executing this Amendment; and

(b)	No Event of Default. The Lenders shall be satisfied that no Event of Default or event which, with the passage of time, giving of notice or both would become an Event of Default have occurred and be continuing and the representations and warranties of the Borrower contained in the Credit Facility Agreement shall be true on and as of the date of this Amendment.

11. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

12. Further Assurances. The parties hereby consent and agree that if this Amendment shall at any time be determined or deemed for any reason insufficient in whole or in part to carry out the true intent and spirit hereof or thereof, the parties shall execute or cause to be executed such other and further assurances and documents as may be reasonably required in order more effectively to accomplish the purposes of this Amendment.

13. Counterparts. This Amendment may be executed in as many counterparts as may be deemed necessary or convenient and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall constitute but one and the same agreement.

14. Headings; Amendment. In this Amendment, section headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Amendment. This Amendment cannot be amended other than by written agreement signed by the parties hereto (with the consent of the Majority Lenders, or all of the Lenders if required by Section 16.8 of the Credit Facility Agreement).

[Signature Pages to Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment by its duly authorized representative on the day and year first above written.

SEASPAN CORPORATION, as Borrower

By:	/s/ Gerry Wang
Name:	Gerry Wang
Title:	Chief Executive Officer

DNB NOR BANK ASA,
as Sole Bookrunner, Mandated Lead Arranger, Administrative Agent, Security Agent and Lender

By:	/s/ Nikolai A. Nachamkin
Name:	Nikolai A. Nachamkin
Title:	Senior Vice President

By:	/s/ Jack Sun
Name:	Jack Sun
Title:	Vice President

CREDIT SUISSE,
as Mandated Lead Arranger and Lender

By:	/s/ John Häfelfinger
Name:	John Häfelfinger
Title	Managing Director

By:	/s/ Nadia Gautschi
Name:	Nadia Gautschi
Title:	Assistant Vice President

FORTIS CAPITAL CORP.,
as Mandated Lead Arranger and Lender

By:	/s/ Sven Engh
Name:	Sven Engh
Title	Managing Director

By:	/s/ Carl Rasmussen
Name:	Carl Rasmussen
Title	Senior Vice President

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LANDESBANK HESSEN-THÜRINGEN,
as Documentation Agent and Lender

By:	/s/ Gerhard A. Winklmeier
Name:	Gerhard A. Winklmeier
Title	Senior Vice President

By:	/s/ Ralf Goebel
Name:	Ralf Goebel
Title	Vice President, Corporate Finance Asset Finance NY

BAYERISCHE HYPO-UND VEREINSBANK AG,
as Lender

By:	/s/ Nicolini
Name:	Nicolini
Title	Vice President

By:	/s/ Schulz
Name:	Schulz
Title	Assistant Vice President

DEUTSCHE BANK AG FILIALE DEUTSCHLANDGESCHÄFT formerly Deutsche Bank in Hamburg, as Lender

By:	/s/ K. Seenfeld
Name:	K. Seenfeld
Title	Director

By:	/s/ L. Peter Flug
Name:	L. Peter Flug
Title	Vice President

CREDIT INDUSTRIEL ET COMMERCIAL,
NEW YORK BRANCH,
as Lender

By:	/s/ Alex Aupoix
Name:	Alex Aupoix
Title	Vice President

By:	/s/ Adrienne Molloy
Name:	Adrienne Molloy
Title	Vice President

DEUTSCHE SCHIFFSBANK AG,
as Lender

By:	/s/ G. Wiechmann
Name:	G. Wiechmann
Title	Prokurist Assistant General Manager

By:	/s/ P. Zimmerman
Name:	P. Zimmerman
Title	Hanoiungsbevollmächtigter Authorized Official

SUMITOMO MITSUI BANKING CORP.,
as Lender

By:	/s/ Phillipe Devos
Name:	Phillipe Devos
Title	Deputy General Manager

SCHEDULE D

Schedule 4

Estimated Addback Relating to Delivered Vessels * Depreciation

Date	Amount of Add Back (US$)
30 September 2005	207,588,000
31 December 2005	205,843,000

31 March 2006	204,099,000
30 June 2006	202,354,000
30 September 2006	200,610,000
31 December 2006	198,866,000

31 March 2007	197,121,000
30 June 2007	195,377,000
30 September 2007	193,632,000
31 December 2007	191,888,000

31 March 2008	190,143,000
30 June 2008	188,399,000
30 September 2008	186,655,000
31 December 2008	184,910,000

31 March 2009	183,166,000
30 June 2009	181,420,001
30 September 2009	179,677,000
31 December 2009	177,932,000

31 March 2010	176,188,000
30 June 2010	174,443,000
30 September 2010	172,699,000
31 December 2010	170,955,000

31 March 2011	169,210,000
30 June 2011	167,466,000
30 September 2011	165,721,000
31 December 2011	163,977,000

30 March 2012	162,232,000
29 June 2012	160,488,000
29 September 2012	158,744,000
30 December 2012	156,999,000

31 March 2013	155,255,000
30 June 2013	153,510,000
30 September 2013	151,766,000
31 December 2013	150,021,000

31 March 2014	148,277,000
30 June 2014	146,253,000
30 September 2014	144,788,000
31 December 2014	143,044,000

*	The certain delivered vessels referred to in the definitions of Tangible Net Worth and Total Assets are the following vessels: CSCL Hamburg, CSCL Chiwan, CSCL Ningbo, CSCL Dalian, CSCL Felixstowe, CSCL Oceania, CSCL Africa, CSCL Vancouver, CSCL Sydney and CSCL New York.

Schedule A

[Section 4.2]

(b) Time Charters/Tranche B Time Charters Guarantee/Management Agreement. the Administrative Agent shall have received copies, in form and substance satisfactory to the Administrative Agent in all respects, certified by an officer of the Borrower, of the relevant Time Charter, and if such Advance relates to a Tranche B Collateral Vessel, the relevant Tranche B Time Charters Guarantee; provided that, if any Time Charter or Tranche B Time Charters Guarantee has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.2(b), such documents shall be considered satisfactory in form and substance to the Administrative Agent for purposes of this Section 4.2 (b);

4.3 Conditions Precedent to the Pre-Delivery Construction Advances. In addition to the conditions set forth in Section 4.1, 4.2 and 4.5, the obligations of the Lenders to make any Pre-Delivery Construction Advances with respect to any Collateral Vessel shall be expressly subject to the following conditions precedent on the relevant Drawdown Date:

(a) Refund Guarantees. the Administrative Agent shall have received (i) in the case of an Advance under Tranche A, a copy of the relevant Tranche A Refund Guarantee, in form and substance satisfactory to the Lenders in all respects together with evidence satisfactory to the Administrative Agent that such Tranche A Refund Guarantee has been novated to, or assigned to, the Borrower or a new refund guarantee, in form and substance satisfactory to the Lenders in all respects, has been entered into in favor of the Borrower; and (ii) in the case of an Advance under Tranche B, a copy of the Refund Guarantee, in form and substance satisfactory to the Lenders in all respects, provided that, in either case, if any Refund Guarantee has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.3(a), such documents shall be considered satisfactory in form and substance to the Administrative Agent for purposes of this Section 4.3 (a);

(b) [INTENTIONALLY OMITTED];

(c) Signatories Authority. the Administrative Agent having received such evidence of the signing authority of the relevant Shipyard and Guangdong, if a party to the relevant Shipbuilding Contract, to execute any Consent and Agreement with respect to the Assignment of Shipbuilding Contract;

(d) Fees. the Mandated Lead Arrangers and the Administrative Agent shall have received payment of the fees payable under Section 14 and under the Fee Letter to the extent that the relevant Drawdown Notice did not instruct such fees to be paid from the relevant Advance;

(e) Legal Opinions. the Administrative Agent shall have received opinions, dated the relevant Drawdown Date, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel, from (i) Johnson, Stokes & Master, special Hong Kong counsel to the Administrative Agent, and (ii) Global Law Office, special Chinese counsel to the Administrative Agent, the latter additionally related to the Consent and Agreement from each of the relevant Shipyard and Guangdong, as applicable; and

(f) Security Documents. the Borrower shall have delivered to the Administrative Agent in respect of the Collateral Vessel to which such Advance relates the relevant (i) executed Assignment of Shipbuilding Contract and executed Assignment Notices and Consents and Agreements from the relevant Shipyard and Guangdong, as applicable, relating thereto, substantially in the form attached to this Agreement, (ii) personal property registry financing statements in British Columbia, and (iii) such Uniform Commercial Code Financing Statements as the Administrative Agent shall require, each in form and substance satisfactory to the Administrative Agent.

4.4 Conditions Precedent to the Post-Delivery Advances. In addition to the conditions set forth in Sections 4.1, 4.2(d) and 4.5 and, if there has been a Pre-Delivery Advance in respect of a Collateral Vessel, the conditions set forth in Section 4.2 and in Section 4.3, the obligations of the Lenders to make any Post-Delivery Advance shall be expressly subject to the following conditions precedent on the relevant Drawdown Date:

(a) The Collateral Vessel. the Administrative Agent shall have received evidence satisfactory to it and its legal advisers that with respect to the relevant Collateral Vessel, such Collateral Vessel:

(i)	is classed in the highest classification and rating for vessels of the same age and type with the relevant Classification Society without any material outstanding overdue recommendations affecting class;

(ii)	is seaworthy for hull and machinery insurance warranty purposes;

(iii)	is in every material way fit for its contracted service under the relevant Time Charter;

(iv)	is insured in accordance with the provisions of the Mortgage thereon and the requirements thereof in respect of such Insurances shall have been fulfilled and, more specifically, is insured with respect to:

(A)	all risks hull and machinery (including excess risks);

(B)	war risks covering, inter alia, the perils of confiscation, expropriation, nationalization and seizure; and

(C)	protection and indemnity risks (including pollution risks, crew, cargo, contractual and removal of wreck insurance); and

(v)	complies with all relevant laws, regulations and requirements (including environmental laws, regulations and requirements), statutory or otherwise, as are applicable to (A) vessels documented under Hong Kong flag and (B) vessels engaged in a trade or operations similar to that to be performed by such Collateral Vessel, except where the failure to so comply would not have a material adverse effect on the operation of such Collateral Vessel in its intended trade or operations or the financial condition of the respective owners;

(b) Security Documents. the Borrower shall have delivered to the Administrative Agent (i) executed Assignments of Earnings and the executed Assignment Notices relating thereto, substantially in

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the form attached to this Agreement, (ii) executed Tranche B Time Charters Guarantee Assignment in respect of any Tranche B Collateral Vessel and the executed Assignment Notices relating thereto, substantially in the form attached to this Agreement, (iii) executed Assignment of Management Agreement, the executed Assignment Notices relating thereto and the Manager’s Undertakings, each substantially in the form attached to this Agreement, (iv) executed Assignments of Insurances and the executed Assignment Notices relating thereto, substantially in the form attached to this Agreement, (v) personal property registry financing statements in British Columbia, (vi) such Uniform Commercial Code Financing Statements as the Administrative Agent shall require, and (vii) executed Mortgage with respect to the relevant Collateral Vessel, substantially in the form attached to this Agreement, each in form and substance satisfactory to the Administrative Agent;

(c) Signatories Authority and Time Charter. Unless previously provided to the Administrative Agent, the Administrative Agent shall have received such evidence of the signing authority of the Time Charterers to execute the relevant Time Charter and a copy, in form and substance satisfactory to the Administrative Agent in all respects, certified by an officer of the Borrower, of the relevant Time Charter, provided that, if any Time Charter has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.4(c), such documents shall be considered satisfactory in form and substance to the Administrative Agent for purposes of this Section 4.4 (c);

(d) Insurance. the Administrative Agent shall have received a favorable report from internal insurance advisors of the Administrative Agent confirming that the Insurances placed on the relevant Collateral Vessel are in compliance with the terms of the relevant Mortgage;

(e) Legal Opinions. for the first Post-Delivery Advance for each Collateral Vessel, the Administrative Agent shall have received legal opinions, dated the relevant Drawdown Date, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel, from (i) Bull, Housser & Tupper, LLP, counsel to the Borrower, (ii) Seward & Kissel LLP, special counsel to the Administrative Agent, Security Agent and the Lenders, (iii) Johnson, Stokes & Master, special Hong Kong counsel to the Administrative Agent, (iv) Appleby Spurling Hunter, special British Virgin Island counsel to the Administrative Agent and (v) Global Law Office, special Chinese counsel to the Administrative Agent; and

(f) Management Agreement. the Administrative Agent shall have received a copy, in form and substance satisfactory to the Administrative Agent in all respects, certified by an officer of the Borrower, of the Management Agreement for the Collateral Vessel; provided that if any Management Agreement has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.4(f), such documents shall be considered satisfactory in form and substance to the Administrative Agent for purposes of this Section 4.4(f).

4.6 Conditions Subsequent to Advances.

(a) With respect to any Pre-Delivery Construction Advance:

(i) SAFE Registration of Refund Guarantees. the relevant Refund Guarantee shall be registered with the applicable branch of the State Administration of Foreign Exchange (“SAFE”) of the relevant Refund Guarantor within thirty-five (35) days of the relevant Drawdown Date;

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(ii) Security Documents. the Borrower shall have procured delivery to the Administrative Agent of the Consent and Agreement from the relevant Refund Guarantor within thirty-five (35) days of the relevant Drawdown Date;

(iii) Signatories Authorities. on or prior to the last Banking Day in each six (6) month period (the “Relevant Period”), the first such period ending June 30, 2007, in which a Refund Guarantee is issued by a Refund Guarantor and assigned to the Lenders pursuant to this Agreement, the Borrower shall provide to the Administrative Agent evidence of the authority of each Refund Guarantor to issue the relevant Refund Guarantee and the Consent and Agreement relating to the assignment thereof, including but not limited to the business license and articles of association or other constating documents (other than in the case of the Export – Import Bank of China) and, if such Refund Guarantee and such Consent and Agreement are not issued by SWIFT, directors’ resolutions, powers of attorney or other corporate authorities with respect to execution of the Refund Guarantees and the Consents and Agreements for the relevant Refund Guarantor (whether in the form of new copy of the relevant documents or a bring down certificate with respect to documents previously provided) to the Administrative Agent; for greater certainty, if no Refund Guarantees are issued and assigned to the Lenders pursuant to this Agreement in the Relevant Period, there shall be no requirement to satisfy the terms and conditions in this Section 4.6(a)(iii); and

(iv) Legal Opinion. within ten (10) Banking Days of the end of the Relevant Period (as defined above) and unless otherwise waived by the Majority Lenders, the Administrative Agent shall receive an opinion each in form and substance reasonably satisfactory to the Administrative Agent in respect of the relevant Collateral Vessels from the special Chinese counsel to the Administrative Agent with respect to all Refund Guarantees issued by a Refund Guarantor and assigned to the Lenders pursuant to the Credit Agreement in the Relevant Period; for greater certainty, if no Refund Guarantees are issued and assigned to the Lenders pursuant to this Agreement in the Relevant Period, there shall be no requirement to satisfy the terms and conditions in this Section 4.6(a)(iv).

(b) With respect to the initial Post-Delivery Advance for each Vessel:

(i) The Collateral Vessel. the Borrower shall procure that on the Delivery Date of the respective Collateral Vessel for which an Advance has been made or on the first Drawdown Date on or subsequent to such Delivery Date, the Administrative Agent shall have received evidence satisfactory to it and its legal advisers that with respect to the relevant Collateral Vessel, such Collateral Vessel:

(A)	is in the sole and absolute ownership of the Borrower, unencumbered save and except for the Mortgage thereon in favor of the Security Agent and Permitted Liens, and is duly registered in the name of the Borrower under the flag of Hong Kong; and

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(B)	has been accepted for service by the relevant Time Charterer under the applicable Time Charter and such Time Charter is in full force and effect; and

(ii) Recording of the Collateral Vessel Mortgage. the Borrower shall procure that on the Delivery Date of the respective Collateral Vessel for which an Advance has been made or on the first Drawdown Date on or subsequent to such Delivery Date, the Administrative Agent shall have received satisfactory evidence that the relevant Statutory Mortgage has been duly executed and recorded under the laws of Hong Kong and constitutes a first priority mortgage or lien on the relevant Collateral Vessel under the laws of Hong Kong.

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SCHEDULE B

EXHIBIT F

MANAGER’S UNDERTAKING

SEASPAN MANAGEMENT SERVICES LIMITED

DnB NOR Bank ASA, New York Branch,

as Security Agent for the Creditors

200 Park Avenue, 31st Floor

New York, New York 10166

                 , 20

Manager’s Undertaking pursuant to a credit facility agreement dated May 19, 2006, as it may be amended and supplemented, among (1) Seaspan Corporation as borrower; (2) DnB NOR Bank ASA (“DnB NOR”), acting through its New York Branch, as sole bookrunner, administrative agent, and security agent; (3) DnB NOR, Credit Suisse, and Fortis Capital Corp. as mandated lead arrangers; (4) Landesbank Hessen-Thüringen as documentation agent; and (5) the banks and financial institutions listed in Schedule 1 therein as lenders (the “Facility Agreement”)

Capitalized words and expressions defined in the Facility Agreement and not otherwise defined herein shall have the same meaning when used in this letter of undertaking.

With respect to the Collateral Vessels, Seaspan Management Services Limited has been appointed as manager (the “Manager”) of each Collateral Vessel, and Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (such other companies, collectively the “Sub-Managers” and together with the Manager, collectively, the “Managing Entities” and each separately, a “Managing Entity”) are to perform certain services under the Management Agreement on behalf of the Manager in accordance with the terms of the Management Agreement with effect from the date set out in the Management Agreement.

The Manager undertakes full responsibility for the management of the Collateral Vessels in accordance with the Management Agreement, and the Manager further agrees that it shall continue to undertake the management of the Collateral Vessels until the Final Payment Date, subject always to the provisions of Section 9.4 of the Facility Agreement.

At all times during the Post-Delivery Advances Availability Period and until the Final Payment Date, with respect to each Collateral Vessel, the Manager confirms for itself and on behalf of the Sub-Managers that any Security Interest created in any of their respective favor with respect to such Collateral Vessel shall rank after and be fully subordinate to any Security Interest of the Creditors in such Collateral Vessel, including but not limited to the Mortgage, and no Managing Entity shall exercise any claims in respect of its Security Interest until such time as all obligations of the Borrower to the Creditors under the Facility Agreement, the Note and the other Facility Documents have been fulfilled; provided, however, that nothing in this undertaking shall prevent the Managing Entities from taking any action, making any filing or commencing any proceedings which such entity reasonably considers necessary for the preservation of its rights or claims, or to avoid the loss of or extinction of any of their rights at law, in equity, in admiralty or otherwise.

The Manager hereby represents and warrants that this Manager’s Undertaking has been duly and validly authorized, executed and delivered by the Manager.

This letter is a Security Document and may only be modified in writing in accordance with Section 16.8 of the Facility Agreement.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

The Manager hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against the Manager by any of the Creditors under this Manager’s Undertaking or under any document delivered hereunder and hereby irrevocably agrees that valid service of summons or other legal process on it may be effected by serving a copy of the summons and other legal process in any such action or proceeding on the Manager by mailing or delivering the same by hand to the Manager at the address indicated below the Manager’s signature hereto. The service, as herein provided, of such summons or other legal process in any such action or proceeding shall be deemed personal service and accepted by the Manager as such and shall be legal and binding upon the Manager for all the purposes of any such action or proceeding. The Manager shall advise the Security Agent promptly of any change of its address for the purpose of service of process. Notwithstanding anything herein to the contrary, the Creditors may bring any legal action or proceeding in any other appropriate jurisdiction.

EACH OF THE MANAGER AND, BY ITS ACCEPTANCE HEREOF, THE SECURITY AGENT ON BEHALF OF THE CREDITORS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS MANAGER’S UNDERTAKING OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Yours faithfully,

SEASPAN MANAGEMENT SERVICES LIMITED

By:
Name:
Title:
Address:	c/o 2600-200 Granville Street Vancouver, B.C. V6C 1S4 Canada

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SCHEDULE C

EXHIBIT L

ASSIGNMENT OF MANAGEMENT AGREEMENT

given by

SEASPAN CORPORATION

in favor of

DNB NOR BANK ASA,

acting through its New York Branch,

as Security Agent

            , 2007

ASSIGNMENT OF MANAGEMENT AGREEMENT

THIS ASSIGNMENT is made the      day of             , 2007, by SEASPAN CORPORATION (the “Assignor”), a corporation organized and existing under the laws of the Republic of the Marshall Islands, in favor of DNB NOR BANK ASA, a corporation incorporated under the laws of the Kingdom of Norway, acting through its New York Branch (“DnB NOR”), as security agent (the “Assignee”) for and on behalf of the Creditors.

WITNESSETH THAT :

WHEREAS:

(A) The Assignor has entered into a management agreement dated as of May     , 2007 (as from time to time amended and supplemented, the “Management Agreement”) with SEASPAN MANAGEMENT SERVICES LIMITED (the “Manager”), SEASPAN ADVISORY SERVICES LIMITED (“Advisor”), SEASPAN SHIP MANAGEMENT LTD. (“Ship Management”) and SEASPAN CREW MANAGEMENT LTD. (“Crew Management”, and together with Advisor and Ship Management, the “Sub-Managers ”, and each separately a “Sub-Manager”), providing for the management of the Hong Kong flag vessels owned or to be owned by the Assignor as set forth in Schedule 1 hereto (each a “Vessel”, and collectively, the “Vessels”);

(B) Pursuant to a senior secured reducing revolving credit facility agreement, dated May 19, 2006 (the “Credit Facility Agreement”) made among (i) the Assignor, as borrower, (the “Borrower”), (ii) DnB NOR, as sole bookrunner, administrative agent and security agent, (iii) DnB NOR, Credit Suisse and Fortis Capital Corp., as mandated lead arrangers, (iv) Landesbank Hessen-Thüringen, as documentation agent, and (v) the banks and financial institutions listed on Schedule 1 of the Credit Facility Agreement, as lenders (together with any bank or financial institution which becomes a Lender pursuant to Section 11 of the Credit Facility Agreement, the “Lenders”), the Assignee has agreed to serve as security agent under the terms of the Credit Facility Agreement on behalf of the Creditors, and the Lenders have agreed to provide to the Borrower a senior secured reducing revolving credit facility in the amount of up to Three Hundred Sixty Five Million United States Dollars (US$365,000,000) (the “Facility”); and

(C) It is a condition precedent to the availability of certain Advances under the Credit Facility Agreement that the Assignor executes and delivers to the Assignee, as security for the obligations of the Assignor to the Creditors in connection with the Credit Facility Agreement, an assignment of all of the Assignor’s rights, title and interest in and to the Management Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and by way of security for the due performance of all of the obligations of the Assignor under the Credit Facility Agreement, the Note, any Hedge Agreements and the other Security Documents:

1. Defined Terms. Capitalized terms used herein (including in the preamble hereto) and not otherwise defined herein shall have the meanings given to such terms in the Credit Facility Agreement, and such definitions are hereby specifically incorporated herein and made a part hereof.

2. Grant of Security. As security for all of the obligations of the Assignor under and in connection with the Credit Facility Agreement, the Note, any Hedge Agreements and the other Security Documents, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the benefit of the Assignee and its successors and assigns, and does hereby grant the Assignee a security interest in, all of such Assignor's right, title and interest in and to (i) the Management Agreement, (ii) all moneys and claims for moneys due and to become due to the Assignor, whether as indemnities, payments or otherwise, under, and all claims for damages arising out of any breach of, the Management Agreement, and (iii) all proceeds of all of the foregoing ((i) through (iii) collectively herein called the “Assigned Rights”). The Assignor hereby represents and warrants that the Assigned Rights are free and clear of all prior liens and encumbrances whatsoever.

3. Notice of Assignment. The Assignor shall promptly give notice, in the form annexed hereto as Exhibit 1, of this Assignment to the Manager and obtain the acknowledgment of the Manager, for itself and for the Sub-Managers, substantially in the form annexed hereto as Exhibit 2.

4. Payment. The Assignor shall cause all sums payable to the Assignor and assigned hereby, whether as indemnities or otherwise, to be paid, after the occurrence and during the continuance of an Event of Default, directly to the Assignee at its offices at 200 Park Avenue, 31st Floor, New York, New York 10166, to such account as the Assignee shall direct for the account of the Assignee. The Assignor shall cause the Manager to confirm, for itself and the Sub-Managers, that after notice from the Assignor of the occurrence and continuance of an Event of Default, any payments due to the Assignor under the Management Agreement be made directly to the Assignee for credit to the above referenced account.

5. Management Agreement in Full Force and Effect. The Assignor warrants and represents that the Management Agreement is in full force and effect and is enforceable in accordance with its terms and that there is no default under any of such terms of which the Assignor is aware.

6. Performance under Management Agreement; No Duty of Inquiry; Indemnification. The Assignor hereby undertakes that, notwithstanding the assignment herein contained, it shall perform, in all material respects, all of its respective obligations under the Management Agreement. It is hereby expressly agreed that anything contained herein to the contrary notwithstanding, the Assignor shall remain liable under the Management Agreement to perform its obligations thereunder, and the Assignee shall have no obligation or liability under the Management Agreement by reason of or arising out of the assignment contained herein, nor shall the Assignee be required to assume or be obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to the Management Agreement or to make any payment or make any inquiry as to the nature or sufficiency of any payment received by the Assignee or, unless and until indemnified to its satisfaction, to present or file any claim or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder or pursuant hereto at any time or times. Unless an Event of Default shall have occurred and be continuing, the Assignor shall be entitled to exercise all of its rights under the Management Agreement (subject to the terms and conditions hereof) as if this Assignment had not been made. The Assignor shall indemnify and hold the Assignee harmless from and against all actions, losses, claims, proceedings, costs, demands and liabilities which may be suffered or incurred by the Assignee under or by virtue of the Management Agreement or in respect of the Vessels other than those incurred by the Assignee as a result of its own gross negligence or wilful misconduct.

7. Advances. As set forth in the immediately preceding Section, the Assignee shall be under no obligation to perform any obligation or exercise any right of the Assignor under the Management Agreement unless the Assignee in its sole discretion so elects. In the event the Assignee elects to perform any obligation or exercise any right under the Management Agreement upon the non-performance thereof by the Assignor and if the Assignee makes any payments in respect of or relating to the Management Agreement in addition to any such amount or amounts as the Creditors are obligated to advance under the Credit Facility Agreement, all moneys so expended by the Assignee for the purpose aforesaid shall on demand be repaid by the Assignor together with interest thereon at the Default Rate relating to Advances under Tranche A or Tranche B, as the case may be, from the date of such expenditure until payment.

8. Filings. Except as hereinafter stated, all filings and other actions necessary or advisable to perfect and protect the security interest granted herein have been or are being duly made or taken. Appropriate financing statements have been or are concurrently herewith being filed at all governmental offices and personal property registries in each jurisdiction where such filing is necessary to perfect the security interest intended to be covered hereby, and such security interest shall, upon such filing, constitute a perfected security interest in the Assigned Rights in favor of the Assignee in the relevant jurisdiction (to the extent that such security interest can be perfected in the Assigned Rights by filing a financing statement under the Uniform Commercial Code or applicable state or foreign law) which is enforceable as such against all creditors of and purchasers from the Assignor. The Assignor does hereby irrevocably appoint and constitute the Assignee as its true and lawful attorney-in-fact to file, at the Assignor’s expense, any and all Uniform Commercial Code financing statements or other financing statements or renewals thereof in connection with this Assignment without the signature of such Assignor which the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted hereby.

9. No Consents. No authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body (other than as contemplated by the immediately preceding Section) is required either (i) for the grant by the Assignor of the security interest granted hereby or for the execution, delivery or performance of this Assignment by the Assignor or (ii) for the perfection of the security interest granted.

10. Negative Pledge. The Assignor does hereby warrant and represent that it has not assigned or pledged, and hereby covenants that it shall not assign or pledge so long as this Assignment shall remain in effect, any of its right, title or interest in the whole or any part of the Assigned Rights to anyone other than the Assignee, and it shall not take or omit to take any action, the taking or omission of which might result in a material adverse impairment of the Assigned Rights or any of the rights created in this Assignment; and the Assignor does hereby irrevocably appoint and constitute the Assignee as its true and lawful attorney-in-fact during the continuance of any Event of Default with full power (in the name of such Assignor or otherwise) (i) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, (ii) to endorse any checks or other instruments or orders in connection therewith, and (iii) to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable in connection with this Assignment or its rights and remedies hereunder; provided, however, that the Assignee shall not exercise its power as attorney-in-fact hereunder until such time as an Event of Default shall have occurred and be continuing.

11. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be dealt with as provided in Section 8.3 of the Credit Facility Agreement.

12. Further Assurances. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, the Assignor shall promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably deem desirable in obtaining the full benefits of this Assignment and of the rights and powers herein granted.

13. Remedies; Remedies Cumulative and Not Exclusive; No Waiver. Each and every right, power and remedy herein given to the Assignee shall be cumulative and shall be in addition to every other right, power and remedy of the Assignee now or hereafter existing at law, in equity or by statute, and each and every right, power and remedy, whether herein given or otherwise existing, may be exercised from time to time, in whole or in part, and as often and in such order as may be deemed expedient by the Assignee, and the exercise or the beginning of the exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy. No delay or omission by the Assignee in the exercise of any right or power in the pursuance of any remedy accruing upon any breach or default by the Assignor shall impair any such right, power or remedy or be construed to be a waiver of any such right, power or remedy or to be an acquiescence therein; nor shall the acceptance by the Assignee or any of the Creditors of any security or of any payment of or on account of any of the amounts due from the Assignor under or in connection with the Credit Facility Agreement, the Note, any Hedge Agreement or other Security Document or any document delivered in connection therewith and maturing after any breach or default, or of any payment on account of any past breach or default, be construed to be a waiver of any right to take advantage of any future breach or default or of any past breach or default not completely cured thereby.

14. Invalidity. If any provision of this Assignment shall at any time for any reason be declared invalid, void or otherwise inoperative by a court of competent jurisdiction, such declaration or decision shall not affect the validity of any other provision or provisions of this Assignment or the validity of this Assignment as a whole. In the event that it should transpire that by reason of any law or regulation, any ruling of any court or any other reason whatsoever, the assignment herein contained is either wholly or partly defective, the Assignor hereby undertakes to furnish the Assignee with an alternative assignment or alternative security and/or to do all such other acts as, in the reasonable opinion of the Assignee, shall be required in order to ensure and give effect to the full intent of this Assignment.

15. Continuing Security. It is declared and agreed that the security created by this Assignment shall be held by the Assignee as a continuing security for the payment of all moneys which may at any time and from time to time be or become payable by the Assignor under the Credit Facility Agreement and that the security so created shall not be satisfied by an intermediate payment or satisfaction of any part of the amount hereby secured and that the security so created shall be in addition to and shall not in any way be prejudiced or affected by any collateral or other security now or hereafter held by the Assignee for all or any part of the moneys hereby secured. Notwithstanding the foregoing, the Assignee shall not be entitled to collect amounts under this Assignment which are greater that the then outstanding amount of the Facility, and any such amounts collected shall be disbursed in accordance with Section 11 hereof.

16. Irrevocable Assignment. The powers and authority granted to the Assignee herein have been given for a valuable consideration and are hereby declared to be irrevocable and unconditional and may not be amended or waived except by an instrument in writing signed by the party against whom enforcement is sought.

17. Waiver; Amendment. None of the terms and conditions of this Assignment may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the Assignor and the Assignee (with the consent of the Majority Lenders, or all of the Lenders if required by Section 16.8 of the Credit Facility Agreement).

18. Termination. If the Assignor has irrevocably and indefeasibly paid and discharged all of its obligations under or in connection with the Credit Facility Agreement, the Note and the other Security Documents or is released therefrom in accordance with the terms thereof, all of the right, title and interest herein assigned shall revert to the Assignor and this Assignment shall terminate.

19. WAIVER OF JURY TRIAL. EACH OF THE ASSIGNOR AND, BY ITS ACCEPTANCE HEREOF, THE ASSIGNEE HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ANY BENEFICIARY HEREOF ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS ASSIGNMENT.

20. Notices. All notices, requests, demands and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be given to the Assignor at the address or facsimile number set forth below and to the Assignee at the address and facsimile number set forth below or at such other address or facsimile numbers as such party may hereafter specify for the purpose by notice to each other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 20 and telephonic confirmation of receipt thereof is obtained or (ii) if given by mail, prepaid overnight courier or any other means, when received at the address specified in this Section or when delivery at such address is refused.

If to the Assignor:	Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong F4 00000

Attention: Kevin Kennedy, Chief Financial Officer
Facsimile: +852 254 01689

With copy to:
Seaspan Ship Management Ltd.
2600-200 Granville Street
Vancouver, B.C., Canada V6C 1S4

Attention: Gerry Wang
Facsimile: (604) 331-0925

If to the Assignee:	DnB NOR Bank ASA
New York Branch
200 Park Avenue, 31st Floor
New York, New York 10166

Attention: Jack Sun and Erlend Bryn
Facsimile: 212-681-3900/3999

21. Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflict of law (excluding Section 5-1401 of the New York General Obligations law).

22. Submission to Jurisdiction. The Assignor hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against it by any of the Creditors under this Assignment or under any document delivered hereunder and hereby irrevocably agrees that valid service of summons or other legal process on it may be effected by serving a copy of the summons and other legal process in any such action or proceeding on the Assignor by mailing or delivering the same by hand to the Assignor at the address indicated for notices in Section 20. The service, as herein provided, of such summons or other legal process in any such action or proceeding shall be deemed personal service and accepted by the Assignor as such, and shall be legal and binding upon the Assignor for all the purposes of any such action or proceeding. Final judgment (a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of the Assignor to the Creditors), being a judgment from which an appeal cannot or can no longer be taken against the Assignor in any such legal action or proceeding, shall be conclusive and may be enforced in other jurisdictions by suit on the judgment. The Assignor shall advise the Assignee promptly of any change of address for the purpose of service of process. Notwithstanding anything herein to the contrary, the Creditors may bring any legal action or proceeding in any other appropriate jurisdiction.

23. Severability. If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Assignee in order to carry out the intentions of the parties hereto as nearly as may be possible; and (ii) the invalidity and unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

24. Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall be ignored in the interpretation hereof.

25. Execution in Counterparts. This Assignment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be executed on the day and year first above written.

SEASPAN CORPORATION

By:
Name:
Title:

Accepted and Agreed: DNB NOR BANK ASA, as Security Agent

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 1

Vessel Name or Builder’s Hull No	TEU	Contracted Delivery Date, or for delivered Vessels, actual Delivery Date	Intended Flag
YZJ2005-696C	2500	August 30, 2008	Hong Kong

YZJ2006-716C	2500	November 30, 2008	Hong Kong

YZJ2006-717C	2500	January 30, 2009	Hong Kong

YZJ2006-718C	2500	February 28, 2009	Hong Kong

YZJ2006-719C	2500	May 10, 2009	Hong Kong

YZJ2006-720C	2500	June 10, 2009	Hong Kong

YZJ2006-721C	2500	July 10, 2009	Hong Kong

YZJ2006-722C	2500	August 10, 2009	Hong Kong

Cosco Fuzhou	3500	March 27, 2007	Hong Kong

(ZJB04-125)		(actual date of delivery to the Company)

ZJB04-126	3500	July 31, 2007	Hong Kong

EXHIBIT 1

ASSIGNMENT NOTICE

TO: SEASPAN MANAGEMENT

SERVICES LIMITED, FOR ITSELF

AND THE SUB-MANAGERS

TAKE NOTICE:

(a)	that by an Assignment of Management Agreement dated the day of , 2007 made by us to DnB NOR Bank ASA, acting through its New York Branch (“DnB NOR”), as security agent (the “Assignee”), we have assigned to the Assignee as from the date hereof all of our right, title and interest in and to (i) the Management Agreement (as defined in such assignment), (ii) all moneys and claims for moneys due and to become due to the undersigned, whether as indemnities, payments or otherwise, under, and all claims for damages arising out of any breach of, the Management Agreement, and (iii) all proceeds of all of the foregoing.

(b)	that you and each Sub-Manager are irrevocably authorised and instructed to pay to the Assignee, following the receipt by you of written notice of an Event of Default from the Assignee, the full amount of any funds which are due and payable under the terms of the Management Agreement and to pay to the Assignee all other sums which may become due to be paid to us under the Management Agreement, including sums arising from any judgment or arbitration award, to the account that the Assignee may direct in its notice.

DATED THIS      day of             , 2007.

SEASPAN CORPORATION

By:
Name:
Title:

EXHIBIT 2

CONSENT AND AGREEMENT

The undersigned, the Manager referred to in the foregoing Assignment, for value received, hereby acknowledges notice of and consents and agrees to said Assignment on its own behalf and on behalf of the Sub-Managers (as such term is defined in said Assignment).

The undersigned hereby warrants that the Management Agreement referred to in the foregoing Assignment has been duly and validly authorized, executed and delivered by the undersigned and each of the Sub-Managers, is validly existing, without amendment or modification, and is enforceable against the undersigned in accordance with its terms.

Dated:                  , 2007

SEASPAN MANAGEMENT SERVICES LIMITED

By:
Name:
Title: